UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________________ to _________________.
Commission file number: 0-23636
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Hawthorn Bancshares, Inc.
132 East High Street, Box 688
Jefferson City, MO 65102
(573) 761-6100

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
Years Ended December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm
Retirement and Investment Committee,
Audit Committee and Plan Participants
Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
Jefferson City, Missouri
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan (Plan) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Retirement and Investment Committee,
Audit Committee and Plan Participants
Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan

Report on Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Forvis Mazars, LLP

We have served as the Plan’s auditor since 2003.

St. Louis, Missouri
June 25, 2026

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

	2025	2024
Investments, At Fair Value	$52,105,542	$46,640,447
Receivable
Employer's contribution	1,000,000	794,673
Net Assets Available for Benefits	$53,105,542	$47,435,120

See accompanying notes to the financial statements.

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2025 and 2024

	2025	2024
Additions to Net Assets Attributable to:
Investment Income
Net appreciation in fair value of investments	$5,931,495	$4,083,926
Interest and dividends	2,829,230	2,114,606
Other income	61,744	81,923
Total investment income	8,822,469	6,280,455
Contributions
Employer	1,530,171	1,303,968
Participants	1,280,834	1,285,678
Rollovers	716,579	1,596
Total contributions	3,527,584	2,591,242
Deductions from Net Assets Attributable to:
Benefits paid to participants	6,679,631	5,994,580
Net increase	5,670,422	2,877,117
Net Assets Available for Benefits:
Beginning of Year	47,435,120	44,558,003
End of Year	$53,105,542	$47,435,120

See accompanying notes to the financial statements.

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
Notes to Financial Statements
Years Ended December 31, 2025 and 2024

(1)   Description of the Plan
The following description of the Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan (“Plan”) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.
General
The Plan is a defined contribution plan sponsored by Hawthorn Bancshares, Inc. and its subsidiaries (collectively the “Company”) for the benefit of the employees of the Company who have at least 90 days of service and are age 21 or older. An eligible employee becomes a participant in the Plan on the first day of each quarter of the Plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Capital Bank and Trust Company is the trustee of the Plan.
Contributions
The Company matching and profit-sharing contributions are discretionary as determined by the Company’s Board of Directors. All profit-sharing contributions are allocated to a participant’s account based on that participant’s compensation compared to the total compensation of all eligible participants. The Company matches the participant’s salary deferral into the plan dollar for dollar up to 3 percent of the participant’s annual salary. All contributions are made conditioned upon their deductibility for federal income tax purposes.
Participants have the option to make voluntary contributions to the Plan up to the annual limit set by the Internal Revenue Service (“IRS”).
Participant Investment Account Options
Investment account options available include various mutual funds and common stock of the Company. Each participant has the option of directing his/her contributions into any of the separate investment accounts and may change the allocation daily.
The Plan Document also includes an automatic deferral feature whereby a participant is treated as electing to defer 1 percent of eligible compensation unless the participant made an affirmative election otherwise. The automatic deferral feature also provides for an annual increase in percentage deferral and is ultimately capped at 3 percent of eligible compensation. Effective January 1, 2025, the Plan was amended to increase the initial automatic enrollment to 3 percent with a cap of 7 percent of eligible compensation.
Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s contribution, plan earnings (losses) and forfeitures of terminated participants’ nonvested accounts. Allocations are based on participant earnings. The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
Notes to Financial Statements
Years Ended December 31, 2025 and 2024
Vesting
Participant contributions and earnings thereon are 100 percent vested at all times. Employer contributions and earnings thereon vest according to the following schedule:

Length of Service	Percent Vested
After 1 Year	0%
After 2 Years	20%
After 3 Years	40%
After 4 Years	60%
After 5 Years	100%
Forfeited accounts
At the time a participant terminates his/her employment, the nonvested portion of the employer contribution account is forfeited and allocated to eligible participants on a pro rata allocation method. At December 31, 2025 and 2024, plan assets include $269,203 and $315,665, respectively, of forfeitures to be allocated to eligible participants on a pro rata allocation method.
Payment of Benefits
Under the terms of the Plan, participants are entitled to receive the amount credited to their accounts upon normal retirement at the age of 65 or disability retirement. Participants terminating employment prior to retirement are entitled to receive that portion of their account that is vested. In the event of death, the participant’s account becomes fully vested and the balance is paid to the designated beneficiary. Distributions under the Plan are payable in a lump sum or through installments.
(2)   Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting except for benefits, which are recorded upon distribution, and present the net assets available for plan benefits and changes in those net assets.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices, if

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
Notes to Financial Statements
Years Ended December 31, 2025 and 2024
available, are used to value investments. Mutual funds are valued at net asset value (“NAV”) of shares held by the Plan at year end. See Note 3 for discussion of fair value measurements.
Investment transactions are accounted for on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits
Benefits payments are recorded to participants upon distribution.
Administrative Expenses
The administrative expenses of the Plan are paid by the Company.
(3)   Fair Value of Plan Assets
FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).
The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan can access at the measurement date.
Level 2    Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets and liabilities in active markets, such as interest rates and yield curves that are observable at commonly quoted intervals.
Level 3    Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2025 and 2024.
Mutual funds: Shares held in mutual funds are valued at the NAV of shares held by the Plan at year end. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily NAV and transact at that price. The mutual funds held by the plan are deemed to be actively traded.
Common Stock: The Company’s common stock is valued at the closing price reported in the active market in which the individual securities are traded.

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
Notes to Financial Statements
Years Ended December 31, 2025 and 2024
The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2025 and 2024:

		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2025
Mutual funds	$36,994,263	$36,994,263	$—	$—
Common stock	15,111,279	15,111,279	—	—
Total	$52,105,542	$52,105,542	$—	$—
December 31, 2024
Mutual funds	$34,345,111	$34,345,111	$—	$—
Common stock	12,295,336	12,295,336	—	—
Total	$46,640,447	$46,640,447	$—	$—

(4)   Party-in-interest Transactions
The Plan held an investment of 433,236 and 433,698 shares of common stock of the Company with a fair value of approximately $15.1 million and $12.3 million at December 31, 2025 and 2024, respectively, and received dividends of $336,515 and $336,304 on such shares during 2025 and 2024, respectively. These investments are considered allowable party-in-interest transactions under ERISA guidelines.
Certain Plan investments are shares of mutual funds in The American Funds Group of mutual funds selected by the Company’s retirement committee. Participants direct how their contributions and balances are invested. The Capital Group Companies, Inc. consists of investment management divisions and subsidiaries including Capital Bank and Trust Company and American Funds Service Company. Capital Bank and Trust Company is the trustee as defined by the Plan and, therefore, transactions purchased through American funds qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. The Plan Sponsor pays directly any other fees related to the Plan’s operations.
(5)   Tax Status
The Plan operates under a nonstandardized adoption agreement in connection with a prototype defined contribution plan sponsored by Capital Group Retirement Plan Services. This prototype plan document has been filed with the appropriate agency and has obtained a determination letter from the Internal Revenue Service stating that the prototype constitutes a

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
Notes to Financial Statements
Years Ended December 31, 2025 and 2024
qualified plan under Section 401 of the Internal Revenue Code and that the related trust was tax exempt as of the financial statement date. The Plan is no longer subject to U.S. federal tax examinations for years before 2022.
Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6)   Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provision of ERISA. In such an event, the participants’ accounts become fully vested and are not subject to forfeiture.
(7)   Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
EIN 43-1626350 PN 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2025

	Investment Type and Identity of Issuer	Description of Investment		Current Value
	Mutual funds
*	AMERICAN FUNDS US GOVT MONEY MARKET	1,889,729	Shares	$1,889,729
	INVESCO MAIN STREET SMALL CAP A	15,208	Shares	335,632
*	AMERICAN FUNDS 2015 TARGET DATE FUND	5,771	Shares	74,161
*	AMERICAN FUNDS 2020 TARGET DATE FUND	15,532	Shares	219,784
*	AMERICAN FUNDS 2025 TARGET DATE FUND	117,612	Shares	1,886,493
*	AMERICAN FUNDS 2030 TARGET DATE FUND	132,471	Shares	2,467,941
*	AMERICAN FUNDS 2035 TARGET DATE FUND	158,086	Shares	3,289,775
*	AMERICAN FUNDS 2040 TARGET DATE FUND	103,673	Shares	2,376,186
*	AMERICAN FUNDS 2045 TARGET DATE FUND	65,115	Shares	1,551,702
*	AMERICAN FUNDS 2050 TARGET DATE FUND	85,089	Shares	1,999,585
*	AMERICAN FUNDS 2055 TARGET DATE FUND	41,823	Shares	1,241,732
*	AMERICAN FUNDS 2060 TARGET DATE FUND	28,724	Shares	583,675
*	AMERICAN FUNDS 2065 TARGET DATE FUND	15,188	Shares	304,521
*	AMERICAN FUNDS 2070 TARGET DATE FUND	542	Shares	6,977
*	AMERICAN FUNDS AMERICAN BALANCED	11,848	Shares	443,225
*	AMERICAN FUNDS BOND FUND OF AMER	132,259	Shares	1,514,363
*	AMERICAN FUNDS EUROPACIFIC GR	25,739	Shares	1,510,612
*	AMERICAN FUNDS FUNDAMENTAL INVESTORS	21,884	Shares	2,004,762
*	AMERICAN FUNDS GROWTH FUND OF AMER	47,822	Shares	3,793,695
*	AMERICAN FUNDS NEW PERSPECTIVE	33,673	Shares	2,328,855
*	AMERICAN FUNDS NEW WORLD FUND	1,283	Shares	118,759
*	AMERICAN FUNDS SMALLCAP WORLD	17,346	Shares	1,259,457
	CALVERT BOND A	32,120	Shares	474,739
	COLUMBIA LARGE CAP INDEX A	14,722	Shares	783,820
	JPMORGAN LARGE CAP GROWTH	95	Shares	7,518
	ISHARES RUSSELL MID-CAP INDEX A	55,204	Shares	849,039
	PGIM GLOBAL REAL ESTATE	9,201	Shares	188,626
	PUTNAM LARGE CAP VALUE A	88,889	Shares	3,488,900
	Total Mutual funds			36,994,263

	Common stock
*	Hawthorn Bancshares, Inc. Common Stock	433,236	Shares	15,111,279
	Total Investments			$52,105,542

*    Represents party-in-interest to the Plan.

Exhibit Index

Exhibit No.    Description

Ex-23.1        Consent of Independent Registered Public Accounting Firm

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan
(Name of Plan)

Dated: June 25, 2026
/s/ Chris E. Hafner
Chris E. Hafner
Chief Financial Officer